Exhibit 99.25

BELLATRIX EXPLORATION LTD.

Notice of
Annual and Special Meeting of Shareholders
to be held on May 22, 2012

The annual and special meeting (the “Meeting”) of the shareholders of Bellatrix Exploration Ltd. (the “Corporation”) will be held in the Devonian Room, Calgary Petroleum Club, 319— 5th Avenue SW, Calgary, Alberta, Canada  T2P 0L5 on May 22, 2012 at 3:00 p.m. (Calgary time) to:

1.                                       receive and consider our consolidated financial statements for the year ended December 31, 2011, together with the report of the auditors thereon;

2.                                       fix the number of directors to be elected at the Meeting at nine members;

3.                                       elect the directors of the Corporation;

4.                                       appoint our auditors and to authorize the directors to fix their remuneration as such;

5.                                       approve and authorize all unallocated options under the share option plan of the Corporation, all as more particularly described in the accompanying information circular; and

6.                                       transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the Meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.  In order to be valid and acted upon at the Meeting, forms of proxy must be received at the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

The board of directors of the Corporation has fixed the record date for the Meeting at the close of business on April 13, 2012 (the “Record Date”).  Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he or she owns such shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Calgary, Alberta this 19th day of April, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF BELLATRIX EXPLORATION LTD.

(signed) “Raymond G. Smith”
President and Chief Executive Officer

BELLATRIX EXPLORATION LTD.

INFORMATION CIRCULAR — PROXY STATEMENT

Annual and Special Meeting of Shareholders
to be held on May 22, 2012

PROXIES

Solicitation of Proxies

This information circular-proxy statement (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Corporation”) for use at the Annual and Special Meeting of holders (“Shareholders”) of common shares (“Common Shares”) of the Corporation to be held on May 22, 2012 at 3:00 p.m. Calgary time, in the Devonian Room, Calgary Petroleum Club, 319— 5th Avenue SW, Calgary, Alberta, Canada T2P 0L5, (the “Meeting”) and at any adjournment(s) thereof, for the purposes set forth in the Notice of Annual and Special Meeting accompanying this Information Circular.

Forms of Proxy must be received by Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof.  The board of directors (the “Board”) has fixed the record date for the Meeting as the close of business on April 13, 2012 (the “Record Date”).  Shareholders of the Corporation of record as at the Record Date are entitled to receive notice of the Meeting and to vote those Common Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such Shareholder transfers shares after the Record Date and the transferee of those Common Shares, having produced properly endorsed certificates evidencing such Common Shares or having otherwise established that he or she owns such Common Shares, demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at April 19, 2012.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed Form of Proxy are directors and officers of the Corporation.  Each Shareholder has the right to appoint a proxyholder other than the persons designated in the Form of Proxy, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder’s appointee should be legibly printed in the blank space provided.

Notice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of the Shareholders do not hold Common Shares in their own names.  Shareholders who do not hold their Common Shares in their own names (“Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms).  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients.  The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.  Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (formerly ADP Investor Communication Services) (“Broadridge”) in the United States and Canada.  Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Revocability of Proxy

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof.  If a person who has given a proxy attends in person at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Persons Making the Solicitation

The solicitation is made on behalf of management of the Corporation.  The costs incurred in the preparation and mailing of this Information Circular and related materials will be borne by the Corporation.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon.  The persons appointed under the Form of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments to or variations of those matters specified in the Form of Proxy and Notice of Annual and Special Meeting.  At the time of printing this Information Circular, management of the Corporation knows of no such amendment, variation or other matter.

INFORMATION CONCERNING THE CORPORATION

Pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”) involving, among others, True Energy Trust (the “Trust”), True Energy Inc. (“True Energy”) and securityholders of the Trust that was effective November 1, 2009, securityholders of the Trust received Common Shares in exchange for trust units of the Trust (“Trust Units”) and exchangeable shares of True Energy.  As a result of the Arrangement, the Corporation owns all the existing assets and assumed all the liabilities of the Trust.  Information herein with respect of the Corporation includes information in respect of the Trust prior to completion of the Arrangement to the extent applicable unless the context otherwise requires.  Similarly, reference to Common Shares includes the Trust Units prior to the effective date of the Arrangement and reference to Options (as defined below) includes incentive rights to purchase Trust Units (the “Incentive Rights”) outstanding prior to date of the Arrangement, in each case unless the context otherwise requires.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares.  As at April 13, 2012, 107,463,313 Common Shares were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them are present at the Meeting in person or by proxy they shall vote as one the Common Shares jointly held by them.

To the best of the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares that may be voted at the Meeting.

QUORUM FOR THE MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attached to all outstanding Common Shares.  If a quorum is present at the opening of the Meeting, the Shareholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting.  If a quorum is not present at the opening of the Meeting, the Shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The Board presently consists of nine members. At the Meeting, Shareholders will be asked to pass a resolution to fix the number of directors of the Corporation to be elected at the Meeting at nine members and to elect nine directors to hold office until the next annual meeting or until their successors are elected or appointed.

Management is soliciting proxies, in the accompanying form of proxy, in favour of an ordinary resolution to fix the number of directors of the Corporation at nine members. In addition, management is soliciting proxies in favour of electing each of the following nine nominees as members of the Board:

Raymond G. Smith

Doug N. Baker

Murray L. Cobbe

John H. Cuthbertson

W.C. (Mickey) Dunn

Melvin M. Hawkrigg

Robert A. Johnson

Keith E. Macdonald

Murray B. Todd

The Board has adopted a majority voting policy, which provides that in the event that any nominee for election receives more “withheld” votes than “for” votes at any meeting at which shareholders vote on the uncontested election of directors, the Board will consider the result and, if deemed to be in the best interests of the Corporation and the Shareholders, may request that such nominee tender his or her resignation from the Board in a manner that facilitates an orderly transition. It is anticipated that any decisions necessitated in the circumstances outlined in the preceding sentence will be made within 90 days, and the Board may fill any vacancy created thereby.

The names and provinces or states of residence of all of the persons nominated for election as directors, their age (as at December 31, 2011) and principal occupations for the past five years, the date in which they became directors of the Corporation and the number of Common Shares and DSUs (as defined below) beneficially owned, or controlled or directed, directly or indirectly, by each of them, is set forth below:

Name, Province/State of Residence and Age	Principal Occupation	Director Since(5)	Number of Common Shares and DSUs Beneficially Owned, Controlled or Directed(6)

Raymond G. Smith, P.Eng. California, United States of America Age: 64

President and Chief Executive Officer of Bellatrix and prior to the Arrangement of True Energy since January 26, 2009; Director of Online Energy Inc. since January 2011; Chairman of Madalena Ventures Inc. since October 2005. Prior thereto, from June 2007 to November 2007 President, Chief Executive Officer and Chairman of Cork Exploration Inc. and Chairman of Cork Exploration Inc. from April 2005 to November 2007; from September 2002 to January 2004, Chairman, President and Chief Executive Officer of Meridian Energy Corporation; and Chairman and Chief Executive Officer of Meridian Energy Corporation from January 2004 to March 2005. Prior thereto, Mr. Smith was President and Chief Executive Officer of Corsair Exploration Ltd.

		April 25, 2005	115,000 Common Shares Nil DSUs

Doug N. Baker, FCA(1)(4) Alberta, Canada Age: 58

Independent businessman, Mr. Baker currently serves as Chair of the Board of Directors of Genesis Land Development Corp. and Chair of the Audit Committee for ATB Financial Ltd., Winstar Resources Ltd. and RMP Energy Inc. Prior thereto Mr. Baker was Chief Financial Officer of Valiant Energy Inc. and predecessor companies, Forte Resources Inc. and Forte Energy Ltd. from 1997 to 2006. Prior to 1997 Mr. Baker held senior financial positions in several public companies. Served as the Chair of the Canadian Institute of Chartered Accountants from October 2008 to 2010.

		April 26, 2007	15,000 Common Shares 18,762 DSUs

Name, Province/State of Residence and Age	Principal Occupation	Director Since(5)	Number of Common Shares and DSUs Beneficially Owned, Controlled or Directed(6)

Murray L. Cobbe(2)(3) Alberta, Canada Age: 62

Chairman and, prior to August 2009, President and Chief Executive Officer of Trican Well Service Ltd. (a publicly traded well service company). Director of Pason Systems Inc. since 2001. Director of Secure Energy Services Inc. since 2009.

		September 22, 2006	97,151 Common Shares 18,762 DSUs

John H. Cuthbertson, Q.C.(4) Alberta, Canada Age: 61	Partner, Burnet, Duckworth & Palmer LLP (barristers and solicitors).	August 31, 2000	49,427 Common Shares 18,762 DSUs

W.C. (Mickey) Dunn(3)(4) Alberta, Canada Age: 58

Chairman of Bellatrix and prior to the 2009 Arrangement of True Energy; Director of The Cash Store Financial Services Inc.; previously President and Chief Executive Officer of Cardium Service and Supply Ltd. and Cardium Tool Services Inc. from 1981 to 1999, and Colorado Silica Sand Inc. from 1981 to 1996.

		August 31, 2000	835,187 Common Shares 18,762 DSUs

Melvin M. Hawkrigg, BA, FCA, LL.D. (Hon.)(1) Waterdown, Canada Age: 81	Chairman, Orlick Industries Limited, a private automotive supply company from 1998.	March 31, 2009	Nil Common Shares 18,762 DSUs

Robert A. Johnson, P. Geol.(2) Alberta, Canada Age: 75	Independent businessman; Executive Vice-President of Grey Wolf Exploration Inc. from 2000 to July 2009.	September 21, 2009	Nil Common Shares 30,519 DSUs

Keith E. Macdonald, CA(1)(3) Alberta, Canada Age: 55

President of Bamako Investment Management Ltd., a private holding and financial consulting company, since July 1994. Since March 2011, Mr. Macdonald has also served as the Chairman, President and Chief Executive Officer of EFL Overseas Inc.

		April 26, 2007	50,000 Common Shares 18,762 DSUs

Murray B. Todd, B.Sc., P.Eng.(2) Alberta, Canada Age: 76	President of Canada Hibernia Holding Company (an oil and gas production company).	November 2, 2005	17,548 Common Shares 18,762 DSUs

Notes:

(1)                                  Member of our Audit Committee.  For Audit Committee Information, please see the section entitled “Audit Committee Information” in the Corporation’s Annual Information Form for the year ended December 31, 2011, a copy of which is filed on SEDAR at www.sedar.com.

(2)                                  Member of our Reserves, Safety and Environment Committee.

(3)                                  Member of our Compensation Committee.

(4)                                  Member of our Corporate Governance Committee.

(5)                                  Reflects the date of first election or appointment as a director of True Energy.

(6)                                  The information as to Common Shares and DSUs beneficially owned, or controlled or directed, directly or indirectly, is based upon information furnished to us by the nominees as of April 13, 2012.  Each of the directors also holds Options.  For details of the Options held by the directors, see “Statement of Executive Compensation — Director Compensation — Directors’ Outstanding Option-Based Awards and Share-Based Awards”.

(7)                                 All of the directors will hold office until the next annual meeting of Shareholders or until their successor is duly elected or appointed, unless their office is earlier vacated.

No proposed director is as at the date hereof, or has been:

(a)                                  within 10 years of the date hereof, a director or chief executive officer or chief financial officer of any company, including the Corporation, that:

(i)            while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)           was subject to an event that resulted in the company, after the director or executive officer ceased to be a director chief executive officer or chief financial officer of the company, being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer, or

(b)                                 within 10 years of the date hereof, a director or executive officer of any company, including the Corporation, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)                                  has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the Shareholders and to authorize the directors to fix their remuneration as such.  KPMG LLP have been our auditors since our formation.

Approval of Unallocated Options Issuable Pursuant to Option Plan of the Corporation

The Corporation’s share option plan (the “Option Plan”) is described under “Statement of Executive Compensation — Incentive Plan Awards — Option Plan” below.  Shareholders will be asked at the Meeting to consider and, if thought advisable, pass an ordinary resolution to approve and authorize unallocated stock options (“Options”) issuable pursuant to the Option Plan.

Section 613(a) of the Toronto Stock Exchange (“TSX”) Company Manual provides that every three (3) years after the institution of a security based compensation arrangement all unallocated rights, share options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s securityholders.  As the Option Plan is considered to be a security based compensation arrangement and as the maximum number of Common Shares issuable pursuant to our Option Plan is not a fixed number and instead is equal to 10% of the outstanding Common Shares, approval is being sought at the Meeting to approve the grant of unallocated Options under the Option Plan.  In connection with the approval of the Arrangement, the Option Plan was approved by the securityholders of the Trust at the special meeting of such securityholders held on October 28, 2009. If approval is obtained at the Meeting the Corporation will not be required to seek further approval of the grant of unallocated Options under the Option Plan until May 22, 2015.  If approval is not obtained at the Meeting, Options, which have not been allocated as of October 29, 2012 and Options which are outstanding as of October 29, 2012 and which are subsequently cancelled, terminated or exercised will not be available for a new grant of Options under the Option Plan.  Previously allocated Options will continue to be unaffected by the approval or disapproval of the resolution.

As discussed under “Statement of Executive Compensation — Compensation Discussion and Analysis — Option Plan”, as with most companies in the Corporation’s peer group, Options form an important part of the total compensation provided to the Corporation’s officers and employees.  Options are provided to align employee and Shareholder interests by attempting to create a direct link between compensation and Shareholder return.  In addition, as Options do not require any payment of cash by the Corporation, Options help the Corporation preserve cash which can then be used for capital expenditures relating to exploration and development plans for the continued growth of the Corporation.  If unallocated Options are not approved by the Shareholders at the Meeting, the Board will have to consider alternative forms of performance based compensation, including additional cash bonuses, share appreciation rights or other means to attract, compensate and incentivize officers and employees.  Such alternative compensation plans would likely require the payment of cash to officers and employees which might prevent the Corporation from using such cash for the Corporation’s exploration and development plans.

As at April 13, 2012, Options to purchase 7,925,580 Common Shares (equal to 7.4% of the outstanding Common Shares as at April 13, 2012) were outstanding and, based on the number of Common Shares outstanding as at April 13, 2012, 2,820,751 Common Shares are available for future grants (equal to 2.6% of the outstanding Common Shares as at April 13, 2012).

In accordance with the requirements of the TSX, approval of the unallocated Options requires approval of a majority of votes cast on the resolution at the Meeting.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution to approve the unallocated Options as follows:

“BE IT RESOLVED, as an ordinary resolution of the shareholders of Bellatrix Exploration Ltd. (the “Corporation”) that:

(a)                                  all unallocated stock options issuable pursuant to the share option plan of the Corporation are approved and authorized until May 22, 2015; and

(b)                                 any one officer or director of the Corporation be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolution.”

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for approval of the foregoing resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Governance

Compensation Committee Mandate

The Board has adopted a mandate for the Compensation Committee (the “Compensation Committee”) of the Board, which provides that it is the Compensation Committee’s responsibility is to formulate and make recommendations to the Board in respect of compensation issues relating to directors, officers and employees of the

Corporation and its subsidiaries, as applicable.  Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

1.                                       to review the compensation philosophy and remuneration policy for employees of the Corporation and to recommend to the Board changes to improve the Corporation’s ability to recruit, retain and motivate employees;

2.                                       to review and recommend to the Board the retainer and fees to be paid to members of the Board and the Chairman of the Board;

3.                                       to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer (the “CEO”) of the Corporation, evaluate the CEO’s performance in light of those corporate goals and objectives, and determine (or make recommendations to the Board with respect to) the CEO’s compensation level based on such evaluation;

4.                                       to recommend to the Board with respect to non-CEO officer and director compensation including to review management’s recommendations for proposed stock option or other incentive compensation plans and equity based plans for non-CEO officer and director compensation and make recommendations in respect thereof to the Board;

5.                                       to administer the Option Plan and other incentive plans approved by the Board in accordance with the terms of such plans including recommending (and if delegated authority thereunder, approve) the grant of stock options or other incentives under such plans in accordance with the terms thereof;

6.                                       to determine and recommend for approval of the Board bonuses to be paid to officers and employees of the Corporation and its subsidiaries, as applicable, and to establish targets or criteria for the payment of such bonuses, if appropriate; and

7.                                      review the annual disclosure required by applicable securities laws to be made by the Corporation with respect to compensation including the Compensation Discussion and Analysis required to be included in the information circular — proxy statement of the Corporation and review other executive compensation disclosure before the Corporation publicly discloses such information.

The Compensation Committee is required to be comprised of at least three directors, or such greater number as the Board may determine from time to time and all members are required to be independent, as such term is defined for purposes of National Policy 58-201 — Corporate Governance Guidelines.  Pursuant to the mandate of the Compensation Committee, meetings of the Compensation Committee are to take place at least one time per year and at such other times as the Chair of the Compensation Committee may determine.

Composition of the Compensation Committee

The Compensation Committee is comprised of Murray L. Cobbe, W.C. (Mickey) Dunn and Keith E. Macdonald, all of whom are independent directors. As described under “Matters to be Acted Upon at the Meeting — Election of Directors”, each of Messrs. Cobbe, Dunn and Macdonald have held senior executive management in various entities and in such roles have been involved in human resources and compensation issues. In addition, each of Messrs. Cobbe, Dunn and Macdonald have acted and continue to act as directors of numerous public and private companies and have therefore been involved in compensation issues for such companies. The skills and experience possessed by members of the Compensation Committee acquired as a result of their lengthy and extensive business careers and experience as described above will assist and enable them to make decisions on the suitability of the Corporation’s compensation policies and practice.

Compensation Consultant or Advisor

At no time in the previous two completed financial years of the Corporation, has a compensation consultant or advisor been formally retained by the Corporation to assist the Board or the Compensation Committee to determine the compensation of the directors or executive officers of the Corporation.

Compensation Disclosure and Analysis

The Compensation Committee, among its other responsibilities, makes specific recommendations to the Board in respect of the compensation of the employees and executive officers, including the CEO.  In formulating recommendations to the Board with respect to compensation of the employees and the executive officers of the Corporation (other than the CEO), the Compensation Committee consults with, and reviews recommendations of, the CEO.

In making recommendations to the Compensation Committee, the CEO will make a general recommendation for compensation of all non-executive employees of the Corporation as to salary levels, bonuses to be awarded and Options to be granted pursuant to the Option Plan.  In making recommendations with respect to the compensation of executive officers of the Corporation (other than the CEO), the CEO will make specific recommendations with respect to each element of compensation to be awarded to each individual executive officer.  Such recommendations are based on the CEO’s review and analysis of a variety of information including compensation data of comparable issuers, corporate performance of the Corporation, personal performance of individual executive officers and any other relevant information.  Upon receiving recommendations from the CEO as well as the CEO’s analysis of information used to make such recommendations, the Compensation Committee reviews the information provided and either accepts or makes amendments to the CEO’s proposals.  The Compensation Committee then makes a recommendation to the Board as a whole for approval.  The Compensation Committee makes a recommendation to the Board in respect of compensation of the CEO based upon a review of similar information.  The Board reviews all recommendations of the Compensation Committee relating to compensation matters before final approval.

The Corporation is committed to paying for performance and recognizes the importance of attracting and retaining highly skilled and talented employees throughout the organization.  The Compensation Committee and the Board recognizes that the Corporation’s success depends on its ability to attract, retain and motivate superior performing employees at all levels, which can only occur if the Corporation has an appropriately structured and executed compensation program. The Corporation’s compensation plan for all of its employees, including its executive officers, continues to be comprised of the following elements:

•	base salary
•	long term incentive compensation	—	Option Plan
		—	Employee Savings Plan (as defined below)
•	short term incentive compensation	—	discretionary cash bonuses

Salaries and bonuses are intended to provide current compensation and short-term incentive for employees and executive officers to meet the Corporation’s goals, as well as to remain competitive with the members of the Corporation’s peer group.  Options are granted, and participation in the Employee Savings Plan is provided, as a long-term incentive to encourage commitment to the Corporation.  The Compensation Committee believes that the elements of compensation which are based on performance, including bonuses and the grant of Options, should represent a significant portion of each executive officer’s compensation in order to align compensation with corporate performance and therefore Shareholders’ interests.  While each element of compensation is determined based on its own criteria, upon determining the recommendations to be made with respect to each element of compensation, the Compensation Committee looks at all the elements of compensation to be awarded to individual executive officers and ensures that the total compensation of such individual executive officer is not out of line with the compensation to be awarded to other executive officers and the intended objectives of the Corporation’s compensation policies.

When determining executive compensation, including the assessment of the competitiveness of the Corporation’s executive compensation practices, the CEO and the Compensation Committee utilize compensation survey information provided by Mercer Human Resource Consulting Ltd. (“Mercer”), an independent human resource consulting firm, in addition to other compensation information obtained by the CEO and the Compensation Committee from public disclosure documents of comparable issuers.  Information provided by Mercer is based on its annual survey of compensation practices within the Canadian oil and gas industry, which reflects the prior fiscal year’s compensation determinations.  In addition, the Compensation Committee reviews compensation information available in the public domain with respect to companies in the Corporation’s peer group.  In selecting a benchmarking group for comparison purposes, the CEO and the Compensation Committee consider the entities with which the Corporation competes for talent and, from that group, selects benchmarking group members based on a comparison of broad corporate measures such as annual production, annual revenue and number of employees.  Currently, the entities included in the Corporation’s benchmarking group are: Advantage Oil & Gas Ltd., Anderson Energy Ltd., Angle Energy Inc., Arcan Resources Ltd., Birchcliff Energy Ltd., Celtic Exploration Ltd., Chinook Energy Inc., Delphi Energy Corp., Guide Exploration Ltd. (formerly Galleon Energy Inc.), Legacy Oil + Gas Ltd., Midway Energy Ltd., NuVista Energy Ltd., Painted Pony Petroleum Ltd., PetroBakken Energy Ltd., Surge Energy Inc., Vero Energy Inc., WestFire Energy Ltd., Wild Stream Exploration Inc. and Zargon Oil and Gas Ltd.

Base salaries for our executive officers, including the CEO, are intended to be competitive with salaries paid to executive officers by the companies in the Corporation’s peer group.  Total compensation of executive officers is intended to be competitive with companies in the Corporation’s peer group provided that such executive officers meet or exceed performance expectations for their roles and the Corporation meets corporate performance targets.

The Compensation Committee and the Board in consultation with management will continue to evaluate the various elements of the Corporation’s compensation program to ensure that executive compensation effectively aligns with the performance of the Corporation and the interests of Shareholders.

The Compensation Committee has considered the implications of the risks associated with the Corporation’s compensation policies and practices and has determined that there are no significant areas of risk due to the discretionary nature of such policies and practices. The ability of the Compensation Committee to consider factors such as personal contributions to corporate performance and non-financial, non-production or non-reserves based elements of corporate performance allows the Compensation Committee to consider whether executive officers have attempted to bolster short-term results at the expense of the long term success of the Corporation in determining executive compensation. In addition, as the compensation program consists of fixed (base salary) and variable (annual cash bonuses and long term incentive plan grants), the incentive for short-term risk taking is balanced with the incentive to focus on generating long-term sustainable value for Shareholders. Finally, Options, which make up a significant portion of an executive officer’s total compensation, generally vest over a period of three years, which acts to further mitigate against the potential and inappropriate short-term risk taking. There are no compensation policies and practices that are structured significantly different for any NEOs. The Compensation Committee and the Board will continue to monitor compensation risk assessment practices on an ongoing basis to ensure that the Corporation’s compensation program is appropriately structured.

The Corporation’s Disclosure, Confidentiality and Trading Policy provides that directors, officers and all employees of the Corporation, shall not knowingly sell, directly or indirectly, a security of the Corporation if such person selling such security does not own or has not fully paid for the security to be sold.  In addition, the Disclosure, Confidentiality and Trading Policy provides that directors, officers and employees of the Corporation shall not, directly or indirectly, buy or sell a call or put in respect of a security of the Corporation.  Notwithstanding these prohibitions, directors, officers and employees of the Corporation may sell a security which such person does not own if such person owns another security convertible into the security sold or an option or right to acquire the security sold and, within 10 days after the sale, such person: (i) exercises the conversion privilege, option or right and delivers the security so associated to the purchaser; or (ii) transfers the convertible security, option or right, if transferable to the purchaser.

Each element of the Corporation’s executive compensation program is described in more detail below.

Base Salaries

Base salaries for executive officers, including the CEO, for the year ended December 31, 2011 were established by the Compensation Committee upon the recommendation of the CEO at rates that are competitive with those paid by our industry peer group.  In assessing comparability, we relied upon salary and other remuneration data provided by Mercer as well as other compensation information obtained from public disclosure documents of comparable issuers. Consideration was given to the time period evaluated in industry surveys and public data and to the business climate applicable at the time with respect to industry demand for experienced personnel.

In setting base compensation levels of individual executive officers, consideration is given to objective factors such as level of responsibility, experience and expertise.  The performance and salary of each Named Executive Officer is reviewed on an annual basis.

Option Plan

Options are granted under our Option Plan to officers, employees and other service providers generally upon commencement of service based on the level of responsibility with Bellatrix.  The Corporation’s current policy is that additional grants are generally made on an annual basis. The purpose of the Option Plan is to provide an effective long-term incentive for the eligible service providers to the Corporation and to align the interests of these service providers to those of the Corporation and its securityholders.  In determining the number of Options to be granted to each individual executive officer, the CEO and the Compensation Committee assess the number of Options required to remain competitive with similar positions for companies in the Corporation’s peer group and such number may be adjusted based on a subjective determination of such executive officer’s personal performance and individual contributions made to the Corporation.  The Board has delegated the authority to grant Options to new hires of non-executive employees, consultants and other service providers to the CEO and any one member of the Compensation Committee, provided that any such grant to any one individual shall be limited to Options to purchase 50,000 Common Shares.

Employee Savings Plan

The Corporation has an employee share purchase plan (the “Employee Savings Plan”) which, among other things, authorizes the Corporation to make contributions into the Employee Savings Plan for the purchase of Common Shares in the open market for the benefit of participating full time salaried employees, including executive officers (in this section, collectively, “Employees”) of the Corporation.  The CEO does not participate in the Employee Savings Plan.  Pursuant to the Employee Savings Plan, Bellatrix will match employee contributions towards the Employee Savings Plan up to a maximum of employee contributions of 5% of their annual base salary.  Each of the Employees’ contribution and Bellatrix’s contribution in each calendar month will be used to acquire Common Shares on the open market.

The purpose of the Employee Savings Plan is to provide a means by which Employees can save for their retirement to ensure their long term future financial security, and to develop the interest of the Employees in the growth and development of Bellatrix and its affiliates by providing them with the opportunity to acquire an increased proprietary interest in the Corporation through the purchase of Common Shares.

The Board may amend the Employee Savings Plan, in whole or in part, at any time, provided the amendment or termination does not deprive a participant of any benefits accrued under the Employee Savings Plan on or prior to the date of amendment or termination.

Bonus Plan

In addition to base salaries, the Corporation may award cash bonuses to employees of the Corporation, including executive officers.  The Corporation has established a discretionary bonus program under which cash bonuses, if declared, are paid annually. Both employees and the executive officers of the Corporation are eligible to participate in the bonus program.

For employees, the cash bonus to be paid with respect to 2011 performance was determined by a combination of the employee’s personal contribution to the Corporation, and by the Corporation’s overall performance in the previous fiscal year. For executive officers, the cash bonus to be paid in with respect to 2011 performance is based on the Corporation’s overall performance; however, with respect to the bonus payment, some portion is based on the individual contribution of the executive officers to corporate performance as determined in the discretion of the Compensation Committee.  The Corporation did not have any specific set criteria used to evaluate corporate performance in 2011. However a certain level of expectation and performance was framed around the 2011 budget forecast presented to and approved by the Board.

Personal performance of employees is evaluated by the CEO and is based on certain subjective factors such as demonstrated leadership and individual contributions to the success of the Corporation. Personal performance for each executive officer is evaluated by the Compensation Committee in consultation with the CEO and is based on a subjective analysis of the individual’s contribution to the corporate performance of the Corporation. After assessing corporate and personal performance the Compensation Committee reviews at its discretion such other factors it considers relevant to its decision as to whether bonuses will be payable and, if so, the amounts of such bonuses.

In March 2012, after the 2011 financial and operating results were announced the Compensation Committee recommended and the Board approved that bonuses be paid to both the employees and executive officers of the Corporation.  In evaluating 2011 corporate performance, upon consultation with management, the Compensation Committee considered a number of the positive results achieved by the Corporation in 2011 including positive drilling results, production growth, excellent finding, development and acquisition (“FD&A”) costs, modestly improved share price, added undeveloped land and potential drilling opportunities, reductions in operating expenses per barrel of oil equivalent (“BOE”), reductions in general and administration (“G&A”) expense per BOE, successful financings to accelerate the Corporation’s drilling program and to increase financial flexibility.

In early 2009 the Corporation appointed Mr. Smith as President and CEO and significant changes were made to enhance the executive management group. Prior thereto the Corporation was struggling with declining production, a falling share price, a high operating and G&A cost structure and was burdened with high debt and little financial flexibility. The new team set about the task of restructuring the Corporation and strengthening the balance sheet. A strategic and timely sale of the Saskatchewan assets in August of 2009 reduced bank indebtedness increasing financial flexibility and strategically repositioning the Corporation to move forward with an organic growth plan. Following the asset dispositions, the Corporation’s production was approximately 6,500 BOEs per day (“BOE/d”). In the fourth quarter of 2009 the Corporation invested $9.6 million in the drilling of 12 gross (9.5 net) wells resulting in 5.75 net gas wells, 3.5 net oil wells and 0.25 waiting on completion and exited with production in excess of 7,000 BOE/d.

Building on this success, the Corporation set out 2010 production targets to average 8,500 BOE/d for the year and to achieve an exit rate of over 10,000 BOE/d. Additional objectives were to continue to strengthen the balance sheet, to reduce both operating and general and administrative costs on a per BOE basis, achieve excellent FD&A costs and increase share price.

Continuing to build on the successful 2010 direction, the Corporation set out 2011 production targets to average 12,000 BOE/d for the year and to achieve an exit rate of over 15,000 BOE/d. Additional objectives were to continue to strengthen the balance sheet, to continue to reduce both operating and general and administrative costs on a per BOE basis, achieve excellent FD&A costs and increase share price.

The following achievements in 2011 successfully exceeded the 2010 accomplishments following the turnaround in 2009 and were exceptional in the Compensation Committee’s judgement:

•                  Sales volumes for the month of December 2011 averaged 16,141 BOE/d exceeding the exit target of 15,000 BOE/d and averaged 11,954 BOE/d for the year.  Sales volumes for the three months ended December 31, 2011 averaged 14,209 BOE/d up 42% from the 10,002 BOE/d sold in the fourth quarter of 2010. The exit production rate for the month of December 2011 of 16,141 BOE/d was 54% higher than the exit rate of production for month of December 2010 of 10,500 BOE/d;

•                  Added 40 gross and net contiguous sections prospective for the Cardium and Duvernay rights;

•                  Funds flow from operations increased 78% to $94.2 million ($0.91 per basic share) for the year ended December 31, 2011 from $53 million ($0.57) recorded in 2010;

•                  In 2011 total crude oil, condensate and natural gas liquid revenue were 128% higher than in 2010 and contributed 69% of total revenue compared to 53% in 2010.  Light crude oil, condensate and natural gas liquid revenues in 2011 contributed 94% of total crude oil, condensate and natural gas liquid revenue compared to 85% in 2010;

•                  100% success rate (other than 1 gross (0.007 net) dry hole) in 2011 drilling program that consisted of drilling and participation in 54 (34.84 net) wells resulting in 39 gross (29.04 net) oil wells and 14 gross (5.79 net) liquids rich natural gas wells;

•                  Increased total proved plus probable company interest reserves 59% to 67.55 million BOE as at December 31, 2011 from 42.56 million BOE as at December 31, 2010; total proved company interest reserves increased 68% to 41.8 million BOE for 2011 from 24.9 million BOE as at December 31, 2010; reserve net additions in 2011 replaced 673% of production;

•                  Increased net present value of future net revenue of reserves (at a 10% discount rate),  50% as at December 31, 2011 from December 31, 2010 despite declining gas prices;

•                  2011 FD&A costs were in the top decile relative to the Corporation’s peer group and proved plus probable FD&A costs achieved a 28% reduction from 2010 proved plus probable FD&A costs;

•                  Recycle ratio was 3.01 times on a proved basis and 4.16 times on a proved plus probable basis after commodity price risk contracts and excluding future development costs;

•                  Total net indebtedness as at December 31, 2011 was $119.3 million (with $113 million or 67% drawn of the Corporation’s $170 million credit facility); annualized debt to funds flow from operations ratio was 1.0x for 2011 compared to 1.4x for 2010, 3.5x in 2009 and 9.2x in 2008;

•                  Raised $55 million gross proceeds pursuant to a public offering of Common Shares in May 2011  to further accelerate the drilling program and keep the balance sheet strong and provide financial flexibility for the Corporation;

•                  Reduced operating expenses to $11.53 per BOE for the year ended December 31, 2011 from $12.21 per BOE for the year ended December 31, 2010 and compared to $14.64 per BOE for the year ended December 31, 2009;

•                  G&A per BOE reduced to $2.83 for the year ended December 31, 2011 from $3.03 for the year ended December 31, 2010, $3.33 for the year ended December 31, 2009 and $3.61 for the year ended December 31, 2008 per BOE;

•                  Successfully disposed of $4.2 million of non-core properties and executed on several smaller acquisitions complimentary with the Corporation’s core operations; and

•                  Price per Common Share increased 2% to $4.91 per share as at December 31, 2011 from $4.80 per share as at December 31, 2010 and $2.65 per share at December 31, 2009, which resulted in strong share performance in a difficult market relative to companies in the Corporation’s peer group, and a significant increase from the low price of $0.48 per share in 2009.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 million cubic feet of natural gas per one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

For further information with respect to the 2011 financial and operating results of the Corporation, including information relating to certain terms used in the above summary which are not recognized terms under Canadian generally accepted accounting principles, see the Corporation’s Annual Information Form for the year ended December 31, 2011 and annual audited financial statements for the year ended December 31, 2011 and related management’s discussion and analysis, all of which are available on SEDAR at www.Sedar.com.

Based on these 2011 corporate achievements and personal performance the CEO recommended cash bonuses for the Vice-President’s which approximated 100% of their base salary. The Compensation Committee supported these recommendations and the Board subsequently approved the bonuses. In addition the Compensation Committee recommended and the Board approved a significant and exceptional bonus of $1.0 million to the CEO. In the Compensation Committee’s judgement Mr. Smith’s leadership and energy was a critical element in the re-building of the management team and in strategically repositioning the Corporation for growth. Since late 2009 the Corporation has implemented and executed a successful drilling program resulting in increased production, cash flow, reserves, financial flexibility and share price and has positioned itself for further growth in 2011 and beyond.

In addition to the cash bonuses paid on an annual basis, the Compensation Committee occasionally recommends for consideration of the Board cash bonuses that may be paid to executive officers for specific actions taken on behalf of Bellatrix.

Performance Graph

The following graph illustrates our cumulative Shareholder return, as measured by the closing price of our Common Shares (formerly Trust Units) from December 31, 2006 and at the end of each financial year, assuming an initial investment of $100 on December 31, 2006 compared to the S&P/TSX Composite Index, the S&P/TSX Composite Index Energy (Sector) and the S&P TSX Oil and Gas Exploration & Production (Sub-index), assuming the reinvestment of dividends and distributions where applicable.

	2006/12/31	2007/12/31	2008/12/31	2009/12/31	2010/12/31	2011/12/31
Bellatrix Exploration Ltd. (1)	100	50	20	43	77	79
S&P/TSX Composite Index	100	110	74	99	117	107
S&P/TSX Composite Index Energy (Sector)	100	108	72	100	113	102
S&P/TSX Oil & Gas Exploration & Production (Sub Ind)	100	110	76	108	122	100

Notes:

(1)                                  Reflects Shareholder return from December 31, 2006 (Trust Units before November 1, 2009 and Common Shares after November 1, 2009).

In 2009, significant changes to management were made beginning in January 2009 with the appointment of Mr. Smith as President and CEO.  The following graph illustrates the percentage change in our cumulative Shareholder return, as measured by the closing price of our Common Shares (formerly Trust Units) from December 31, 2008 to December 31, 2011 compared to the S&P/TSX Composite Index, the S&P/TSX Composite Index Energy (Sector) and the S&P TSX Oil and Gas Exploration & Production (Sub-index), assuming the reinvestment of dividends and distributions where applicable.

	2008	2009	2010	2011
Bellatrix Exploration Ltd.	0%	115%	285%	295%
S&P/TSX Composite Index	0%	35%	58%	45%
S&P/TSX Composite Index Energy (Sector)	0%	39%	57%	42%
S&P/TSX Oil & Gas Exploration & Production (Sub Ind)	0%	42%	61%	32%

Due to changes in management in 2009, the compensation paid to the executive officers since 2009 has little relationship with the compensation paid and the corporate performance achieved in previous years.  As demonstrated in the above graph, the total return on the Common Shares has increased significantly since the change in management in January 2009 even when compared to the entities included in the above indices.  The increased compensation during 2010 and 2011 was based on various factors, including but not limited to the increase in the Common Share price and certain other factors discussed under “Compensation Discussion and Analysis — Bonus Plans”.

The total compensation for the executive officers is affected by increases and decreases in the price of Common Shares as the value of Options increase or decrease as Common Share prices increase or decrease. Options and payments under the bonus plan (to the extent that such payments are based on meeting corporate performance expectations) represent “at risk” compensation which help align the total return on the Common Shares and the compensation received by our executive officers. Total executive compensation does not always directly correlate with increases and decreases in the total return on the Common Shares due to the need of the Corporation to continue to provide competitive salaries and increases in salary levels in the market.

Summary Compensation Table

The following table sets forth for the years ended December 31, 2011, 2010 and 2009 information concerning the compensation paid to our CEO and Chief Financial Officer (“CFO”) and the three most highly compensated executive officers, other than the CEO and CFO, at the end of the year ended December 31, 2011 whose total compensation was more than $150,000 (each a “Named Executive Officer” or “NEO” and collectively, the “Named Executive Officers” or “NEOs”).

					Non-equity incentive plan
			Option-	Share-	compensation ($)
			based	based	Annual	Long-term	Pension		Total
Name and principal		Salary	awards(6)(7)	awards(8)	incentive	incentive	value	All other	Compensation
position	Year	($)	($)	($)	plans(9)	plans	($)	compensation(10)	($)
Raymond G. Smith	2011	339,560	540,124	nil	1,000,000	nil	nil	54,000	1,933,687
President and Chief Executive Officer(1)	2010	281,200	549,200	nil	1,010,000	nil	nil	54,000	1,894,600
	2009	236,300	117,017	nil	255,000	nil	nil	39,000	647,317

Edward J. Brown	2011	277,250	540,124	nil	280,000	nil	nil	13,800	1,111,174
Vice-President, Finance and Chief Financial Officer(2)	2010	265,000	307,650	nil	275,000	nil	nil	9,938	857,588
	2009	265,000	43,590	nil	106,000	nil	nil	5,521	420,111

Ving Y. Woo	2011	260,750	540,124	nil	263,000	nil	nil	12,988	1,076,862
Vice President, Engineering and Chief Operating Officer(3)	2010	220,800	329,600	nil	250,000	nil	nil	3,938	804,338
	2009	145,500	77,640	nil	100,000	nil	nil	nil	323,140

Russell G. Oicle	2011	260,750	540,124	nil	263,000	nil	nil	12,988	1,076,862
Vice President, Exploration(4)	2010	250,000	307,650	nil	250,000	nil	nil	9,375	817,025
	2009	206,300	nil	nil	100,000	nil	nil	4,167	310,467

Tim A. Blair	2011	197,250	540,124	nil	200,000	nil	nil	9,813	947,187
Vice President, Land(5)	2010	185,000	164,800	nil	200,000	nil	nil	6,938	556,738
	2009	46,250	83,346	nil	18,500	nil	nil	nil	148,096

Notes:

(1)                                     On January 26, 2009, Mr. Smith was appointed President and CEO.  In 2010, Mr. Smith was paid a salary of $27,000 for serving as President and CEO of Bellatrix and fees of $254,200 for services provided to Bellatrix as a consulting contractor.  In March 2010, the Compensation Committee recommended and the Board approved an increase in Mr. Smith’s annual salary to $28,000 for serving as President and CEO of Bellatrix and an increase in the annual fee to $271,200 for services provided to Bellatrix as consulting contractor to be effective June 1, 2010. As a Consultant, commencing January 1, 2010, Mr. Smith paid the Corporation $500 per month for the use of office space for a total of $6,000 in 2010. In 2009, 2010 and 2011, the Corporation paid for certain of Mr. Smith’s living accommodations in the amount of $39,000, $54,000 and $54,000, respectively which are included in the above table under “All other compensation”.  In March 2011, the Compensation Committee recommended and the Board approved an increase in Mr. Smith’s annual salary to $35,000 for serving as President and CEO of Bellatrix and an increase in the annual fee to $315,000 for services provided to Bellatrix as a consulting contractor to be effective April 1, 2011.  In March 2012, the Compensation Committee recommended and the Board approved an increase in Mr. Smith’s annual salary to $39,050 for serving as President and CEO of Bellatrix and an increase in the annual fee to $351,450 for services provided to Bellatrix as a consulting contractor to be effective April 1, 2012.

(2)                                     In the year ended December 31, 2011, 2010 and 2009 Mr. Brown received an annual car allowance of  $12,000 per year, which is not included in the above table because the value of all perquisites received, including the car allowance, did not in the aggregate exceed 10% of the total salary of Mr. Brown for the financial year. In March 2011, the Compensation Committee recommended, and the Board approved, an increase in Mr. Brown’s annual salary to $280,000 effective April 1, 2011. In March 2012, the Compensation Committee recommended, and the Board approved, an increase in Mr. Brown’s annual salary to $294,000 effective April 1, 2012.

(3)                                     Mr. Woo was appointed Vice-President, Operations effective April 2009 and Vice-President, Engineering and Chief Operating Officer effective October 5, 2010.  The amounts shown in the table represent the amounts actually paid in 2009 following Mr. Woo’s commencement of employment.  In November 2010, the Compensation Committee recommended and the Board approved an increase in Mr. Woo’s annual salary to $250,000 to be effective December 1, 2010. In March 2011, the Compensation Committee recommended, and the Board approved, an increase in Mr. Woo’s annual salary to $263,000 to be effective April 1, 2011. In March 2012, the Compensation Committee recommended, and the Board approved, an increase in Mr. Woo’s annual salary to $276,150 to be effective April 1, 2012.

(4)                                     Mr. Oicle was appointed Vice-President, Exploration effective November 2008.  The amounts shown in the table represent the amounts actually paid following Mr. Oicle’s commencement of employment.  In January 2010, the Compensation Committee recommended and the Board approved an increase in Mr. Oicle’s annual salary to $250,000. In March 2011, the Compensation Committee recommended, and the Board approved, an increase in Mr. Oicle’s annual salary to $263,000 to be effective April 1, 2011. In March 2012, the Compensation Committee recommended, and the Board approved, an increase in Mr. Oicle’s annual salary to $276,150  to be effective April 1, 2012.

(5)                                     Mr. Blair was appointed Vice-President, Land effective October 1, 2009.  The amounts shown in the table represent the amounts actually paid following Mr. Blair’s commencement of employment.  In March 2011, the Compensation Committee recommended, and the Board approved, an increase in Mr. Blair’s annual salary to $200,000 to be effective April 1, 2011. In March 2012, the Compensation Committee recommended, and the Board approved, an increase in Mr. Blair’s annual salary to $210,000 to be effective April 1, 2012.

(6)                                     Based on the grant date fair value of the applicable awards.  The fair values of Options granted in 2011 are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under International Financial Reporting Standards (“IFRS”) with the following assumptions for the year ended December 31, 2011: dividend yield of zero percent, expected volatility of 66 percent, respectively, average risk-free interest rate of 1.97 percent, and an expected life of five years for each year. For the years ended December 31, 2010 and 2009,  the fair values of Options are estimated on the date of grant using the Black-Scholes option pricing model determined under Section 3870 of the CICA Handbook with the following assumptions for the years ended December 31, 2010 and 2009, respectively: dividend yield of zero percent, expected volatility of  75 and 69 percent, respectively, risk-free interest rate of  2.6 and 1.76 percent, respectively, and an expected life of five years for each year.  The 2010 and 2009 fair values have not been restated under IFRS standards. This methodology was selected due to its acceptance as an appropriate evaluation methodology for similar sized oil and gas companies.

(7)                                     Does not include 4,067,733 Options granted on November 1, 2009 in connection with the Arrangement to replace outstanding Incentive Rights and which have the same terms, including as to exercise price, vesting and term, as such Incentive Rights.

(8)                                     The Corporation has not granted any share-based awards to its executive officers.

(9)                                     Represents cash bonuses that are declared and paid annually in March 2012 to executives in the year following the year that they are earned.  With respect to the cash bonuses declared in March 2011 for 2010 performance, the Board required that 50% of the after-tax amount of such bonuses be used by the executive officers to purchase Common Shares through the facilities of the TSX; however, no such requirement was imposed with respect to the bonuses declared and paid in March 2012 for 2011 performance.  In May 2010, the Compensation Committee recommended and the Board approved that a cash bonus of $10,000 be paid to each of Mr. Smith and Mr. Brown effective June 1, 2010 for certain actions taken on behalf of Bellatrix including the successful completion of the debenture refinancing in April of 2010 (for details of the debenture refinancing, see “General Development of Business” in the Corporation’s Annual Information Form for the year ended December 31,2010 which is available on www.sedar.com.).

(10)                                Except with respect to Mr. Smith, the full amounts reported under “All other compensation” reflect contributions made on behalf of the Named Executive Officer to Bellatrix’s employee savings plan.

Incentive Plan Awards

Option Plan

At the special meeting of securityholders of the Trust held on October 28, 2009, in addition to approving the Arrangement, securityholders of the Trust approved the Option Plan.  At the Meeting, the Corporation is seeking the approval of the Shareholders of unallocated Options issuable pursuant to the Option Plan.  See “Matters to be Acted Upon at the Meeting — Approval of Unallocated Options Issuable Pursuant to the Option Plan of the Corporation”.

The Option Plan is intended to afford persons who provide services to Bellatrix an opportunity to obtain a proprietary interest in Bellatrix by permitting them to purchase Common Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Bellatrix.  The Option Plan permits the granting of Options to officers, directors, employees, consultants and other service providers (“Optionees”) of Bellatrix and its subsidiaries.

The maximum number of Common Shares issuable on exercise of Options outstanding at any time is limited, in the aggregate, to 10% of the issued and outstanding Common Shares.  Any increase in the issued and outstanding Common Shares (whether as a result of exercise of Options, or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted, upon exercise, makes new grants available under the Option Plan.  Options that are cancelled, terminated or expire prior to exercise of all or a portion thereof results in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Option Plan.

The number of Common Shares issuable pursuant to Options granted under the Option Plan or any other security based compensation arrangements of Bellatrix:  (i) to insiders at any time may not exceed 10% of the outstanding Common Shares; and (ii) issued to insiders within any one year period may not exceed 10% of the outstanding Common Shares.  In addition, the number of Common Shares issuable at any time pursuant to Options to directors that are not officers or employees of Bellatrix or its subsidiaries may not in the aggregate exceed 1% of the outstanding Common Shares; however, at the present time the Compensation Committee and the Board do not have any intention to grant Options to directors that are not officers or employees of Bellatrix or its subsidiaries as such individuals are entitled to grants of DSUs pursuant to the DSU Plan (as defined below). Options granted under the Option Plan are not assignable.

Options have a term not to exceed five years and, subject to the terms of the Option Plan, shall vest in such manner as determined by the Board or a committee of the Board appointed from time-to-time to administer the Option Plan (the Board or, if appointed, such committee is referred to as the “Committee”).  In the absence of any determination to the contrary, Options will vest and be exercisable as to one-third on each of the first, second and third anniversaries of the date of grant, subject to the acceleration of vesting in the discretion of the Committee.  If a Option is set to expire within, or within seven business days following the end of, a “Black Out Period” (as such term is defined in the Option Plan) and the Optionee is subject to the Black Out Period, the expiry date of the Option is extended for seven business days following the end of such Black Out period.

The exercise price of any Options granted is determined by the Committee at the time of grant, provided that the exercise price shall not be less than the volume weighted average trading price of the Common Shares on the TSX (or other stock exchange on which the Common Shares may be listed) for the five consecutive trading days immediately preceding the date of grant.

The Option Plan provides Optionees with an election, if permitted by the Committee, for a cashless exercise (“Cashless Exercise”) of an Optionee’s vested and exercisable Options. If an Optionee elects a Cashless Exercise the Optionee shall surrender its Options in exchange for the issuance by Bellatrix of that number of Common Shares equal to the number determined by dividing the Market Price (as defined in the Option Plan and as calculated as at the date of exercise) into the difference between the Market Price and the exercise price of such Option. In addition, the Option Plan also provides that an Optionee has the right to make an offer (the “Surrender Offer”) to Bellatrix to surrender any of the Options held by such person for an amount (not to exceed the fair market value) specified therein by the Optionee and Bellatrix may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required.

If an Optionee ceases to be a director, officer, employee of, or service provider to, Bellatrix or a subsidiary of Bellatrix for any reason, the Optionee shall have a period not in excess of six months as prescribed at the time of grant (12 months in the case of death), following the date the Optionee ceases to be a director, officer, employee or consultant or other service provider to exercise Options held to the extent that the Optionee was entitled to exercise the Options at the date of such cessation.  In the case of a merger, amalgamation or certain other transactions or a take-over bid approved by the Board, Bellatrix has the right to satisfy any obligations to an Optionee in respect of any unexercised Options by paying to the Optionee a cash amount equal to the difference between the exercise price of all unexercised Options held and the fair market value of the securities to which the Optionee would have been entitled to receive on exercise thereof.

Without the prior approval of the Shareholders, as may be required by the TSX (or other exchange on which the Common Shares may be listed), the Board may not: (i) make any amendment to the Option Plan to increase the percentage of Common Shares issuable on exercise of outstanding Options at any time, (ii) reduce the exercise price of any outstanding Options, (iii) extend the term of any outstanding Option beyond the original expiry date of such Option, (iv) increase the maximum limit on the number of securities that may be issued to insiders, (v) increase the maximum number of Common Shares issuable to directors who are not officers or employees of Bellatrix or its subsidiaries, (vi) make any amendment to the Option Plan to permit an Optionee to transfer or assign Options to a new beneficial Optionee other than in the case of death of the Optionee, or (vii) amend the restrictions on amendments that are provided in the Option Plan.  Subject to the restrictions set out above, the Board may amend or discontinue the Option Plan and Options granted thereunder without Shareholder approval; provided if the amendment to the Option Plan the requires approval of any stock exchange on which the Common Shares are listed for trading, such amendment may not be made without such approval.  In addition, no amendment to the Option Plan or Options granted pursuant to the Option Plan may be made without the consent of the Optionee, if it adversely alters or impairs any Option previously grant to such Optionee.

Outstanding Option-based Awards

The following table sets forth for each Named Executive Officer all option-based awards outstanding at the end of the year ended December 31, 2011.

	Option-based Awards
	Number of securities	Option		Value of unexercised
	underlying unexercised	exercise		in-the-money
	options	price	Option	options(1)
Name	(#)	($)	expiration date	($)
Raymond G. Smith	200,000	5.33	Jun. 5 , 2016	nil
	250,000	3.88	Apr. 5, 2015	257,500
	166,667	1.50	Mar. 22, 2014	568,344
	166,667	1.75	Mar. 22, 2014	526,668
	166,666	2.00	Mar. 22, 2014	484,998

Edward J. Brown	200,000	5.33	Jun. 5 , 2016	nil
	140,000	3.88	Apr. 5, 2015	144,200
	50,000	0.65	Mar. 22, 2014	213,000
	50,000	1.25	Mar. 22, 2014	183,000
	50,000	2.00	Mar. 22, 2014	145,500
	125,000	2.47	Dec.19, 2012	305,000
	100,000	5.06	May 13, 2012	nil

Ving Y. Woo	200,000	5.33	Jun. 5 , 2016	nil
	150,000	3.88	Apr. 5, 2015	154,500
	66,666	0.79	Apr. 7, 2014	274,664
	66,667	1.25	Apr. 7, 2014	244,001
	66,667	2.00	Apr. 7, 2014	194,001

Russell G. Oicle	200,000	5.33	Jun. 5 , 2016	nil
	140,000	3.88	Apr. 5, 2015	144,200
	210,000	1.64	Nov. 23, 2013	686,700

Tim A. Blair	200,000	5.33	Jun. 5 , 2016	nil
	75,000	3.88	Apr. 5, 2015	77,250
	41,666	1.07	Sept. 30, 2014	159,997
	41,667	1.25	Sept. 30, 2014	152,501
	41,667	2.00	Sept. 30, 2014	121,251

Notes:

(1)                                  Calculated based on the difference between the closing price of the Common Shares at December 31, 2011 and the exercise price of the Options at such date.

(2)                                  All option-based awards in the above table are Options.

(3)                                  The Corporation has not granted any share-based awards to its executive officers.

Option Awards — Value Vested or Earned During the Year

The following table sets forth for each Named Executive Officer the value of option-based awards which vested during the year ended December 31, 2011 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2011.

Name	Option-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Raymond G. Smith	774,168	1,000,000
Edward J. Brown	293,970	280,000
Ving Y. Woo	384,719	263,000
Russell G. Oicle	284,665	263,000
Tim A. Blair	125,667	200,000

Notes:

(1)                                  Calculated based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of the Options.

(2)                                  The Corporation has not granted any share-based awards to its executive officers.

Pension Plans and Retiring Allowances

The Corporation does not currently provide its executive officers, including the CEO, with pension plan benefits or retiring allowances.

Termination and Change of Control Benefits

As at December 31, 2011 Bellatrix had employment agreements (the “Employment Agreements”) with Messrs. Brown, Woo, Oicle and Blair, which provided that the Employment Agreements may be terminated by the Corporation (for reason other than “just cause”) upon payment of a termination amount, in lieu of notice, in an amount equal to the sum of (i) prorated annual salary earned but not yet paid up to and including the termination date, (ii) any cash bonus earned but not yet paid, (iii) accrued and unused vacation and reasonable expenses and, (iv) a retiring allowance equal to one times (or in the case of Mr. Brown, equal to two times) the executive’s then current annual salary.  For such termination amounts to be payable, the executive officer must execute a full and final release in favour of Bellatrix.  There is no compensation for loss of benefits.

Pursuant to the Employment Agreements, the salary paid to each executive is subject to an annual salary review.  Each executive is entitled to participate in and receive Options under the Option Plan and the executive is also entitled to participate in any executive bonus plan established by Bellatrix.

The Employment Agreements provide that during the six months following a change of control (as such term is defined in the Employment Agreements) if the executive’s duties, powers, rights or salary are fundamentally diminished, the executive may elect to terminate the Employment Agreement and his employment, and upon doing so, the executive shall be entitled to receive a retiring allowance equal to one times (or in the case of Mr. Brown, equal to two times) the executive’s then current annual salary.

Bellatrix has an employment agreement with Mr. Smith for his role as President and CEO of the Corporation.  In addition, Mr. Smith acts as a consultant to Bellatrix and has an agreement with Bellatrix with respect to his role as a consultant.  Mr. Smith’s employment agreement with Bellatrix may be terminated at any time by either party, without cause or reason, upon providing 90 days notice.  Mr. Smith’s consulting agreement was renewed effective April 1, 2012 for a term of 36 months.  Mr. Smith’s consulting agreement may be terminated by Bellatrix (for reason other than just cause) upon payment of a termination amount, in lieu of notice, in an amount equal to the compensation that Mr. Smith would have been otherwise entitled to for the lesser of (i) the remainder of the term of the consulting agreement, and (ii) 14 months.  The agreements provide that Mr. Smith will be reimbursed for certain living accommodations and commuting expenses incurred with respect to the provision of his services.

If the Employment Agreements were terminated by Bellatrix other than for just cause or by the respective executive officers following a change of control under the circumstances described above, at December 31, 2011, the amounts payable thereunder to Messrs. Brown, Woo, Oicle, and Blair would have been $840,000, $526,000, $526,000 and $400,000, respectively, including bonus earned in 2011 and paid in 2012.  If Mr. Smith’s agreements were terminated by Bellatrix other than for just cause at December 31, 2011 the aggregate amount payable thereunder to Mr. Smith would have been $408,300.  Under the Option Plan, Options do not automatically accelerate in the event of a change of control; however, such Options may be accelerated at the discretion of the Board. The acceleration of options have not been included in the calculation of the termination payments for the executive officers.

Under the terms of the Employment Agreements, the executive officers have agreed that for a period of six months after the termination date, the executive shall not, directly solicit, induce, encourage or facilitate employees or consultants of the Corporation to leave the employment of, or consulting relationships with, Bellatrix. The executive officers have also agreed to keep proprietary and confidential information in confidence for so long as the information and knowledge remains proprietary and confidential.

Director Compensation

Narrative Description of Director Compensation

In 2011, the compensation for non-management directors consisted of cash retainers and meeting fees and grants of deferred share units (the “DSUs”) under the deferred share unit plan (the “DSU Plan”) of the Corporation. No Options were granted to non-management directors in 2011. Directors were also reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors. Messrs. Dunn, Baker and Johnson are also members of Bellatrix’s medical and dental plan.

The form of compensation as well as the amount of such compensation to be provided to non-management members of the Board are recommended by the Compensation Committee and approved by the Board. Unlike compensation for Bellatrix’s executive officers, the compensation of non-management directors is not designed to pay for performance but to ensure that the interests of directors are aligned with the interest of shareholders. Directors receive cash retainers and meeting fees for their services in order to help ensure unbiased decision-making. Grants of DSU’s are intended to align the directors’ interests with the interests of the Shareholders.  In determining the compensation to be awarded to our directors, the Compensation Committee utilizes compensation information obtained from public disclosure documents of comparable issuers. Director compensation is intended to be competitive to director compensation of comparable issuers.  See “Compensation Disclosure and Analysis” for a list of comparable issuers included in the Corporation’s peer group.

Prior to 2011, non-management directors received grants of Options as part of their total compensation. In 2011, the Compensation Committee began considering alternative means of providing compensation to non-management directors to address concerns from certain corporate governance groups that the use of share options by companies as compensation for non-management directors had the potential of creating a conflict between non-management directors’ personal interests and the duties of such non-management directors to oversee not only a company’s compensation scheme but also its corporate governance and long-term sustainability. Although the Option Plan does contain a restriction on the number of Common Shares issuable pursuant to outstanding Options granted to non-management directors, which was implemented to address such corporate governance concerns, the Compensation Committee believed that eliminating Options as part of non-management directors’ compensation in favour of an alternative form of compensation would be preferable. As a result, in May 2011 the Compensation Committee recommended and the Board approved the DSU Plan that permits the grant of DSUs to directors who are not also full—time employees of Bellatrix or any of its subsidiaries.  At the present time the Compensation Committee and the Board do not have any intention to grant any further Options to directors that are not officers or employees of Bellatrix or its subsidiaries as such individuals are entitled to grants of DSUs pursuant to the DSU Plan.

Each element of the Corporation’s non-management director compensation program is described in more detail below.

Fees and Retainers

Directors of Bellatrix (excluding Mr. W.C. (Mickey) Dunn and Mr. Raymond G. Smith) are paid compensation based on an annual retainer fee of $40,000 (which was increased from $35,000 on April 1, 2011 based on the recommendation of the Compensation Committee and the approval of the Board) and $1,000 for every committee and Board meeting attended in person or by conference call.  Mr. W.C. (Mickey) Dunn receives an annual fee of $80,000 (which was increased from $75,000 on April 1, 2011 based on the recommendation of the Compensation Committee and the approval of the Board) as remuneration for his acting as a director and Chairman of Bellatrix and $1,000 for every committee and board meeting attended in person or by conference call. The Chairs of the Compensation, Corporate Governance and Reserves, Safety and Environment Committees received an additional annual fee of $5,000, and the Chair of the Audit Committee received an additional annual fee of $10,000.

DSU Plan

The DSU Plan is intended to achieve the following objectives:

•                  to promote a greater alignment of interests between non-management directors of the Corporation and the Shareholders by providing a means to accumulate a meaningful financial interest in the Corporation that is commensurate with the responsibility, commitment and risk of directors;

•                  to support a compensation plan that is competitive and rewards long-term success of the Corporation as measured in total Shareholder return for the Corporation; and

•                  to assist the Corporation’s ability to attract and retain qualified individuals with the experience and ability to serve as directors.

Under the DSU Plan, DSUs are granted by the Corporation to non-management directors that provide rights to receive, on a deferred payment basis, a cash payment based on the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the day of payment.  Management directors are not eligible to participate in the DSU Plan.

In addition to an annual grant of DSUs and any other discretionary grants which may be approved by the Board to non-management directors, the DSU Plan also provides that non-management directors may from time to time elect to receive any portion of their annual Board member retainer and other fees in the form of DSUs.  A director wishing to receive such remuneration in the form of DSUs must elect to do so by notice to the Corporation prior to the commencement of the year in respect of which the remuneration is to be earned and may only withdraw such election on a once yearly basis. A director’s remuneration elected to be received in the form of DSUs (if any) is referred to as the “Deferred Remuneration”.  The Corporation credits DSUs in respect of Deferred Remuneration to a director’s account on the date that the director’s Deferred Remuneration would otherwise be payable.  The number of DSUs to be credited is determined by dividing the amount of the Deferred Remuneration by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date the DSUs are credited.

DSUs vest immediately upon being credited to a director’s account; however, a director is not entitled to receive payment of any amount for DSUs credited to his or her account until following that director’s retirement from all positions with the Corporation, or where a director has (except as a result of death) otherwise ceased to hold any positions with the Corporation.  Following such termination of services, all DSUs credited to the director’s account will be redeemed by the Corporation as of the maturity date, being December 1st of the calendar year immediately following the year in which the termination of service occurred or such earlier date following the termination of services as elected by the director by notice to the Corporation (either such date, the “Maturity Date”).

A director is not entitled to receive any amount prior to his or her Maturity Date.  Within ten calendar days following the Maturity Date, the Corporation will make a lump sum cash payment, net of any applicable withholdings, to the director equal to the number of DSUs credited to the director’s account as of the date of termination of such director’s services to the Corporation, multiplied by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the Maturity Date.

If a director dies while in office or after ceasing to hold all positions with the Corporation but before the Maturity Date, the Corporation will, within 90 days of the date of death, make a lump sum cash payment to the director’s estate in an amount equal to the number of DSUs credited to the director’s account as of the date of death multiplied by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of death.

At the election of the Board, subject to any required approval of the TSX and, if required by the policies of the TSX, the Shareholders, the Board may elect to deliver Common Shares issued from treasury in satisfaction in whole or in part of any payment to be made upon the redemption of Deferred Share Units, in which case such number of Common Shares shall be issued equal to the number of Deferred Share Units in the director’s account on the date of termination of the directors’ services to the Corporation or the date of death of the director, as applicable.

Although the Corporation does not currently anticipate paying dividends at any time in the near future, if dividends are paid on the Common Shares, additional DSUs are credited to the director’s account as of the dividend payment date, based on the dollar amount of the dividends notionally payable in respect of such number of DSUs in the director’s account on the dividend payment date, divided by the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the dividend payment date.

Directors’ Summary Compensation Table

The following table sets forth for the year ended December 31, 2011, information concerning the compensation paid to our directors other than directors who are also Named Executive Officers.

Name	Fees earned ($)	Option- based awards(1) ($)	Share- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation(3) ($)	Total ($)
Doug N. Baker	60,750	nil	100,000	nil	nil	6,600	167,350
Murray L. Cobbe	49,750	nil	100,000	nil	nil	nil	149,750
John H. Cuthbertson	51,750	nil	100,000	nil	nil	nil	151,750
W.C. (Mickey) Dunn(4)	95,750	nil	100,000	nil	nil	8,690	204,440
Melvin M. Hawkrigg	48,250	nil	100,000	nil	nil	nil	148,250
Robert A. Johnson(5)	49,750	nil	100,000	nil	nil	2,500	152,250
Keith E. Macdonald	56,750	nil	100,000	nil	nil	nil	156,750
Murray B. Todd	55,000	nil	100,000	nil	nil	nil	155,000

Notes:

(1)                                  No option-based awards were made to non-management directors in 2011.

(2)                                  The compensation reported under share-based awards is the value of DSUs granted in the year ended December 31, 2011.  The value of DSUs is based on the number of DSUs granted multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to the date of the grant. This methodology for calculating the fair value of the DSU awards on the grant date is consistent with the initial fair value determined in accordance with IFRS 2; however, under IFRS the fair value of the awards is remeasured as at the December 31, 2011 balance sheet date using the same methodology.  As a result, the total compensation expense for these DSU grants under IFRS for the year ended December 31, 2011 would be approximately $75,000 lower in aggregate for all directors.

(3)                                  Being premiums paid on behalf of Messrs. Dunn, Baker and Johnson as members of the Corporation’s medical and dental benefit plan.

(4)                                  As Mr. Dunn’s services are provided through a consulting company, G.S.T. is paid on the fees paid to Mr. Dunn.

(5)                                  Mr. Johnson elected to take a portion ($39,000) of his 2011 fees earned in the form of DSUs as Deferred Remuneration. As a result, Mr. Johnson received 9,130 DSUs in lieu of such fees that are reflected under “Fees earned”, but not under “Share-based awards”.

Directors’ Outstanding Option-Based Awards and Share-Based Awards

The following table sets forth for each of our directors, other than directors who are also Named Executive Officers, all option-based awards and share-based awards outstanding at the end of the year ended December 31, 2011.

	Option-based Awards				Share-based Awards
					Number of
					shares or
					units of
					shares that		Market or	Market or
	Number of				have vested		payout value	payout value of
	securities			Value of	but have not	Number of	of share-	vested share-
	underlying	Option		unexercised in-	been paid out	shares or	based awards	based awards
	unexercised	exercise		the-money	or	units that	that have not	not paid out or
	options	price	Option	options(1)	distributed(2)	have not	vested	distributed
Name	(#)	($)	expiration date	($)	(#)	vested(2)	($)(2)	($)(2)(3)
Doug N. Baker	20,500	3.88	Apr. 5, 2015	21,115	18,762	nil	nil	86,493
	31,667	1.50	Mar. 22, 2014	107,984
	31,667	1.75	Mar. 22, 2014	100,068
	31,666	2.00	Mar. 22, 2014	92,148

Murray L. Cobbe	20,500	3.88	Apr. 5, 2015	21,115	18,762	nil	nil	86,493
	31,667	1.50	Mar. 22, 2014	107,984
	31,667	1.75	Mar. 22, 2014	100,068
	31,666	2.00	Mar. 22, 2014	92,148

John H. Cuthbertson	20,500	3.88	Apr. 5, 2015	21,115	18,762	nil	nil	86,493
	31,667	1.50	Mar. 22, 2014	107,984
	31,667	1.75	Mar. 22, 2014	100,068
	31,666	2.00	Mar. 22, 2014	92,148

W.C. (Mickey) Dunn	20,500	3.88	Apr. 5, 2015	21,115	18,762	nil	nil	86,493
	31,667	1.50	Mar. 22, 2014	107,984
	31,667	1.75	Mar. 22, 2014	100,068
	31,666	2.00	Mar. 22, 2014	92,148

Melvin M. Hawkrigg	20,500	3.88	Apr. 5, 2015	21,115	18,762	nil	nil	86,493
	31,666	1.50	July 12, 2014	107,981
	31,667	1.75	July 12, 2014	100,068
	31,667	2.00	July 12, 2014	92,151

Robert A. Johnson(4)	20,500	3.88	Apr. 5, 2015	21,115	27,892	nil	nil	136,950
	31,667	1.50	Sept. 21, 2014	107,984
	31,667	1.75	Sept. 21, 2014	100,068
	31,666	2.00	Sept. 21, 2014	92,148

Keith E. Macdonald	20,500	3.88	Apr. 5, 2015	21,115	18,762	nil	nil	86,493
	31,667	1.50	Mar. 22, 2014	107,984
	31,667	1.75	Mar. 22, 2014	100,068
	31,666	2.00	Mar. 22, 2014	92,148

Murray Todd	20,500	3.88	Apr. 5, 2015	21,115	18,762	nil	nil	86,493
	31,667	1.50	Mar. 22, 2014	107,984
	31,667	1.75	Mar. 22, 2014	100,068
	31,666	2.00	Mar. 22, 2014	92,148

Notes:

(1)                                     Calculated based on the difference between the closing price of the Common Shares at December 31, 2011 and the exercise price of the Options.

(2)                                     All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be a director of the Corporation.

(3)                                     Calculated based on the number of DSUs held at December 31, 2011 multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to December 31, 2011.

(4)                                     Mr. Johnson elected to take a portion ($39,000) of his 2011 fees earned in the form of DSUs as Deferred Remuneration.

Directors’ Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth for each of our directors, other than directors who are also Named Executive Officers, the value of option-based awards and share-based awards which vested during the year ended December 31, 2011 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2011.

Name	Option-based awards – Value vested during the year(1)(2) ($)	Share-based awards – Value vested during the year(2)(3) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Doug N. Baker	130,803	100,000	nil
Murray L. Cobbe	130,803	100,000	nil
John H. Cuthbertson	130,803	100,000	nil
W.C. (Mickey) Dunn	130,803	100,000	nil
Melvin M. Hawkrigg	111,485	100,000	nil
Robert A. Johnson(4)	76,019	100,000	nil
Keith E. Macdonald	130,803	100,000	nil
Murray Todd	130,803	100,000	nil

Notes:

(1)           Calculated based on the difference between the closing price of the Common Shares on the vesting date and the exercise price of the Options.

(2)           All DSUs vest immediately upon the grant of such DSUs but cannot be redeemed until the director holding such DSUs ceases to be director of the Corporation.

(3)           Calculated based on the number of DSUs granted multiplied by the volume weighted average price per Common Share on the TSX for five trading days prior to the date of the grant.

(4)           The 9,130 DSUs Mr. Johnson received as Deferred Remuneration in lieu of a portion ($39,000) of his 2011 fees have not been included in this table.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding rights (a)	Weighted-average exercise price of outstanding rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1) (c)
Common Shares under our Option Plan approved by Shareholders	7,985,320	$3.44	2,753,809
Equity compensation plans not approved by Shareholders	Nil	Nil	Nil
Total	7,985,320	$3.44	2,753,809

Note:

(1)           Represents the maximum number of Common Shares issuable under the Option Plan based upon the number of Common Shares outstanding as at December 31, 2011.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of our or our subsidiaries’ directors, executive officers, employees or any of our, or our subsidiaries’, former directors, executive officers or employees or any associates of any such directors or officers, is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation in respect of any indebtedness that is still outstanding, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular.

The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”).

Set out below is a description of the Corporation’s current corporate governance practices, relative to the Form 58-101F1 Disclosure.  The Audit Committee Information required by National Instrument 52-110 — Audit Committees can be found in the Corporation’s Annual Information Form for the year ending December 31, 2011.

1.                                      Board of Directors

(a)                                  Disclose the identity of directors who are independent.

The following eight (8) directors of the Corporation are independent (for purposes of NI 58-101):

Doug N. Baker
Murray L. Cobbe
John H. Cuthbertson
W.C. (Mickey) Dunn
Melvin M. Hawkrigg
Robert A. Johnson
Keith E. Macdonald
Murray B. Todd

(b)                                  Disclose the identity of directors who are not independent, and describe the basis for that determination.

Raymond G. Smith is not independent as he is the President and CEO of the Corporation.

(c)                                  Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the nominees for election as directors of the Corporation (eight of the nine) are independent.

(d)                                  If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following nominees for election as directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuers

Raymond G. Smith	Madalena Ventures Inc. Online Energy Inc.

Doug N. Baker	Winstar Resources Ltd. RMP Energy Inc. Genesis Land Development Corp. Century Energy Ltd. Longview Oil Corp.

Name of Director	Name of Other Reporting Issuers

Murray L. Cobbe	Trican Well Service Ltd. Pason Systems Inc. Secure Energy Services Inc.

John H. Cuthbertson	None

W.C. (Mickey) Dunn	The Cash Store Financial Services Inc.

Melvin M. Hawkrigg	None

Robert A. Johnson	None

Keith E. Macdonald

Holloman Energy Corp.

EFL Overseas Inc.

Mountainview Energy Ltd.

Madalena Ventures Inc.

Surge Energy Inc.

Rocky Mountain Dealerships Inc.

WCSB Oil & Gas Royalty Income
Limited Partnerships (as director of the general partners)

Murray B. Todd	None

(e)                                  Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

At the end of or during each meeting of the Board, the independent directors are given the opportunity to meet in camera and without the members of management of the Corporation and the non-independent directors of the Corporation who are present at such meeting.  This has occurred for each meeting of the Board held since the beginning of the most recently completed financial year.  In addition, other meetings of the independent directors may be held from time to time if required.  Since the beginning of the Corporation’s most recently completed financial year, five (5) meetings of the independent directors were held.

(f)                                    Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board is W.C. (Mickey) Dunn, who is an independent member of the Board.  The Chairman presides at all meetings of the Board and, unless otherwise determined, at all meetings of Shareholders and to enforce the rules of order in connection with such meetings.  The Chairman is to provide overall leadership to the Board without limiting the principle of collective responsibility and the ability of the Board to function as a unit.  The Chairman is to endeavour to fulfill his Board responsibilities in a manner that will ensure that the Board is able to function independently of management and is to consider, and allow for, when appropriate, a meeting of independent directors, so that Board meetings can take place without management being present.  The Chairman is also to endeavour to ensure that reasonable procedures are in place to allow directors to engage outside advisors at the expense of the Corporation in appropriate circumstances.

(g)                                 Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year through to April 19, 2012.

	Board	Audit	Reserves, Safety and Environment	Compensation	Governance	Total	Attendance Rating %
Raymond G. Smith	7/7	—	—	—	—	7/7	100
Doug N. Baker	7/7	6/6	—	—	3/3	16/16	100
Murray L. Cobbe	7/7	—	6/7	3/3	—	16/17	94
John H. Cuthbertson	7/7	—	—	—	3/3	10/10	100
W.C. (Mickey) Dunn	7/7	—	—	3/3	3/3	13/13	100
Melvin M. Hawkrigg	7/7	6/6	—	—	—	13/13	100
Robert A. Johnson	7/7	—	7/7	—	—	14/14	100
Keith E. Macdonald	6/7	6/6	—	3/3	—	15/16	94
Murray B. Todd	7/7	—	7/7	—	—	14/14	100

2.                                      Board Mandate — Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is attached to this Information Circular as Appendix A.

3.                                      Position Descriptions

(a)           Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the Chairman of the Board as well as the Chairman of each of the committees of the Board.

(b)           Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the CEO.

4.                                      Orientation and Continuing Education

(a)           Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation has historically provided such orientation and education on an informal basis.  As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Corporation, as well as information on the Corporation’s performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties.  The Board believes that these procedures have proved to be a practical and effective approach in light of the Corporation’s particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the members of the Board.

(b)           Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

No formal continuing education program currently exists for directors of the Corporation.  The Corporation, however, regularly provides the directors (at least on a quarterly basis) briefings and an update on business, operations and affairs of the Corporation, including new and ongoing prospects of the Corporation, the Corporation’s performance relative to its peer and other development related thereto that could have a significant impact on the Corporation’s operations and results.  Such updates are conducted by senior levels of management with responsibility in the various areas under discussion.  In addition, from time to time, presentations and seminars are provided to the Board, recent examples of which include presentations on the capital markets and the Corporation’s position relative to its peers by investment bankers, a presentation on commodity prices by an industry expert in the area and presentations on new accounting pronouncements and rules, including International Financial Reporting Standards, by the auditors the Corporation.  The Corporation also encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of certain courses.

5.                                      Ethical Business Conduct

(a)                                  Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

The Corporation has adopted a Code of Business Conduct and Ethics for directors, officers and employees (the “Code”).

(i)                                    disclose how a person or company may obtain a copy of the code;

A copy of the Code may be obtained from the Vice-President, Finance and Chief Financial Officer of the Corporation at (403) 266-8670 or ed.brown@bellatrixexp.com and is also available on SEDAR at www.sedar.com.

(ii)                                describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

All employees and consultants are provided with a copy of the Code on commencement of service and are required to confirm in writing that they have read and understand the Code and acknowledge his or her agreement to abide by the Code.  Annual reminders that compliance with the Code is required are provided.

(iii)                            provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have been no material change reports filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(b)                                  Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

(c)                                  Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code, the Board has also adopted a “Whistleblower Policy” wherein employees of the Corporation are provided with the mechanics by which they may raise concerns in a confidential, anonymous process.  Individual directors also attend the Corporation’s offices periodically and appear at various corporate functions where they are accessible to employees who may wish to raise concerns.

6.                                      Nomination of Directors

(a)                                  Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee is responsible for recommending suitable candidates for nominees for election or appointment as director, and recommending the criteria governing the overall composition of the Board and governing the desirable characteristics for directors.  In making such recommendations, the Corporate Governance Committee is to consider: (i) the needs of the Corporation and its stage of development and the competencies and skills that the Board considers to be necessary for the Corporation and the Board, as a whole, to possess; (ii) the competencies and skills that the Board considers each existing director to possess; (iii) the competencies and skills each new nominee will bring to the boardroom; and (iv) whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

In the past, when potential candidates have been identified, they are screened to ensure that they possess the requisite qualities of integrity, areas of business and professional experience, independence considerations and other skills.  The other commitments of the potential candidates are also considered to ensure that the candidate is able to fulfill his obligations as a member of the board.  Potential candidates are identified through suggestions by members of the board, industry contacts and, in certain cases, professional search agencies.

The Corporate Governance Committee is also to review on a periodic basis the composition of the Board to ensure that an appropriate number of independent directors sit on the Board, and analyze the needs of the Board and recommend nominees who meet such needs.

(b)                                  Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance Committee is responsible for nominating directors.  All of the members thereof are independent for this purpose.

(c)                                  If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

See item 6(a).

7.             Compensation

(a)           Describe the process by which the board determines the compensation for the issuer’s directors and officers.

See “Statement of Executive Compensation — Compensation Disclosure and Analysis” and “Statement of Executive Compensation — Director Compensation”.

(b)           Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

All the members of the Compensation Committee are independent for such purpose.

(c)           If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

See “Statement of Executive Compensation — Compensation Governance — Compensation Committee Mandate”.

8.             Other Board Committees — If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Other than the Audit and Compensation Committees, the Corporation has established a Reserves, Safety and Environmental Committee and the Corporate Governance Committee.

The Corporate Governance Committee also acts as the nominating committee of the Corporation and carries out the functions with respect thereto as described under Item 6(a).  In addition, the Corporate Governance Committee is responsible for developing the approach of the Corporation in matters concerning corporate governance including:

(A)          annually reviewing the mandates of the Board and its committees and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable;

(B)           considering and, if thought fit, approving requests from directors or committees of directors of the engagement of special advisors from time to time;

(C)           preparing and recommending to the Board annually a statement of corporate governance practices to be included in the Corporation’s annual report or information circular as required by the TSX and any other regulatory authority;

(D)          making recommendations to the Board as to which directors should be classified as “independent directors”, “related” directors or “unrelated” directors pursuant to any such report or circular;

(E)           reviewing on a periodic basis the composition of the Board and ensuring that an appropriate number of independent directors sit on the Board, analyzing the needs of the Board and recommending nominees who meet such needs;

(F)           assessing, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to the Board), including considering the appropriate size of the Board;

(G)           as required, developing, for approval by the Board, an orientation and education program for new recruits to the Board

(H)          to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

(I)            developing and recommending to the Board for approval and periodically review structures and procedures designed to ensure that the Board can function effectively and independently of management;

(J)            making recommendations to the Board regarding appointments of corporate officers and senior management;

(K)          reviewing annually the Corporate Governance Committee’s Mandate and Terms of Reference;

(L)           reviewing and considering the engagement at the expense of the Corporation of professional and other advisors by any individual director when so requested by any such director;

(M)                            establishing, reviewing and updating periodically the Code and ensure that management has established a system to monitor compliance with the Code; and

(N)          reviewing management’s monitoring of the Corporation’s compliance with the Code.

The Reserves, Safety and Environmental Committee is responsible for various matters relating to reserves of the Corporation that may be delegated to the Reserves Committee pursuant to National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and matters relating to safety and environmental matters, including:

(A)          reviewing the Corporation’s procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;

(B)           reviewing the Corporation’s procedures for providing information to the independent evaluator;

(C)           meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the Reserves Data (as defined in NI 51-101) (the “Reserves Data”) and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

(D)          reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, providing a recommendation to the Board in the selection of the replacement evaluator, and determining the reason for any proposed change therefor and whether there have been any disputes with management;

(E)           providing a recommendation to the Board as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

(F)           reviewing the Corporation’s procedures for reporting other information associated with oil and gas producing activities;

(G)           generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation’s reserves;

(H)                               review the Corporation’s fundamental policies pertaining to environment, health and safety and ascertain that policies and procedures are in place to minimize environmental, occupational health and safety and other risks to asset value and mitigate damage to or deterioration of asset value;

(I)            review the Corporation’s performance with all applicable laws and regulations with respect to environment and health and safety;

(J)            review the findings of any significant report by regulatory agencies, external environment, health and safety consultants or auditors concerning the Corporation’s performance in environment, health and safety. Review any necessary corrective measures taken to address issues and risks identified by the Corporation, external auditors or by regulatory agencies;

(K)          review any emerging trends, issues and regulations related to environment, health and safety that are relevant to the Corporation; and

(L)           review the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and review that information with management.

9.             Assessments — Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Committee is responsible by its terms of reference to evaluate the effectiveness of the Board, committees and individual directors.  While no formal evaluation has been conducted to date, the Corporate Governance Committee has relied on informal evaluation of the effectiveness through both formal and informal communications with Board members and through participation with other Board members on committees and matters relating to the Board.  This methodology has been both responsive and practical given the size of the Board.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors or executive officers, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all our outstanding voting rights, or any other Informed Person (as defined in National Instrument 51-102 Continuous Disclosure Obligations) or any known associate or affiliate of such persons, in any transaction since January 1, 2011, or in any proposed transaction, which has materially affected or would materially affect us or any of our subsidiaries, other than as follows.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than for the election of directors and the approval of unallocated Options under the Option Plan.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Financial information in respect of the Corporation and its affairs is provided in the Corporation’s annual audited financial statements for the year ended December 31, 2011 and related management’s discussion and analysis.  Copies of the Corporation’s financial statements and related management’s discussion and analysis are available upon request from our Vice-President, Finance and Chief Financial Officer at 2300, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, Attention: Edward J. Brown (phone (403) 266-8670 or ed.brown@bellatrixexp.com).

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting.  However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

APPENDIX “A”
MANDATE OF THE BOARD OF DIRECTORS OF
BELLATRIX EXPLORATION LTD.

GENERAL

The Board of Directors (the “Board”) of Bellatrix Exploration Ltd. (the “Corporation” or “Bellatrix”) is responsible for the stewardship of the Corporation.  In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Bellatrix.  In general terms, the Board will:

•      in consultation with the chief executive officer of the Corporation (the “CEO”), define the principal objectives of Bellatrix;

•      supervise the management of the business and affairs of Bellatrix with the goal of achieving Bellatrix’s principal objectives as developed in association with the CEO;

•      discharge the duties imposed on the Board by applicable laws; and

•      for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

SPECIFIC

Executive Team Responsibility

•      Appoint the CEO and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•      In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

•      Establish processes as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•      Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•      Annual review and adoption of a strategic planning process and approval of Bellatrix’s strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•      Establish or cause to be established systems to identify the principal risks to Bellatrix and that the best practical procedures are in place to monitor and mitigate the risks.

•      Establish or cause to be established processes to address applicable regulatory, corporate, securities and other compliance matters.

•      Establish or cause to be established an adequate system of internal control.

•      Establish or cause to be established due diligence processes and appropriate controls with respect to applicable certification requirements regarding Bellatrix’s financial and other disclosure.

•      Review and approve Bellatrix’s financial statements and oversee Bellatrix’s compliance with applicable audit, accounting and reporting requirements.

•      Approve annual operating and capital budgets.

•      Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets.

•      Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•      Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•      Approve a Business Conduct & Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

•      To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout Bellatrix.

Board Process/Effectiveness

•      Attempt to ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•      Engage in the process of determining Board member qualifications with the Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time) and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements.

•      Approve the nomination of directors.

•      Provide a comprehensive orientation to each new director.

•      Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•      Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•      Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•      Review and re assess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

•      Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

Each member of the Board is expected to understand the nature and operations of Bellatrix’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which Bellatrix operates, or is contemplating potential operations.

A-2

Independent directors shall meet regularly, and in no case less frequently than quarterly, without non independent directors and management participation.

The Board may retain persons having special expertise and may obtain independent professional advice to assist it in fulfilling its responsibilities at the expense of the Corporation, as determined by the Board.

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

•      The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

•      Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of Bellatrix, the Chairman of the Board will act as a liaison between stakeholders of Bellatrix and the Board (including independent members of the Board).

A-3